SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 17th, 2003

FOR IMMEDIATE RELEASE

SILICOM RECEIVES 1ST ORDER
FOR STRATEGIC SERVER-NETWORKING PRODUCTS
FROM TOP-TIER MANUFACTURER

        KFAR SAVA, Israel–November 17, 2003 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has received a first significant order for its strategic new Server-Networking products. A top-tier Server Industry manufacturer has selected Silicom for the supply of such Server-Networking products and accordingly placed an initial $122,000 order for the products, marking the successful conclusion of an almost year-long technology evaluation and qualification process. Products per this purchase order are to be delivered shortly, while additional orders are expected. The manufacturer will incorporate this equipment within its high-end server systems.

        “We are encouraged to receive this strategic order, and delighted that it comes from a prestigious Server Industry manufacturer,” said Shaike Orbach, Silicom’s President and CEO. “A year ago, when we announced our new focus on the Server/Storage industry, we noted that it offered an exceptional long term opportunity, but was characterized by long sales cycles. This first significant order from such a top-tier manufacturer is a breakthrough that validates both our technology and our target market.

        Silicom’s Server-Networking products include multi-port Gigabit Ethernet adapters, TOE and iSCSI cards, PMC configurations, and other high-end, high-performance offerings. Leveraging Silicom’s unparalleled networking expertise, these customizable, cost-effective products help server-based systems take full advantage of Gigabit Ethernet speed, and solve other critical problems that block server performance.

    Mr. Orbach concluded, “With this first win under our belt, we are maintaining our intensive sales efforts and continue with intensive R&D to perfect next-generation technologies.”

About Silicom
Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il